MacroChem Corporation

80 Broad Street, 22nd Floor

New York, New York 10004

May 22, 2008

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	MacroChem Corporation
Preliminary Proxy Statement on Schedule 14A
Filed May 15, 2008
File No. 0-13634

Dear Ladies and Gentlemen:

Reference is made to the above-referenced filing of MacroChem Corporation (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on May 15, 2008.  This letter is in response to the SEC’s staff (the “Staff”) comment letter to the Company dated May 22, 2008.

As discussed briefly with Song P. Brandon, Esq. of the Staff, in connection with the Company’s proposed reverse stock split, the Company’s board of directors has no current intention to use any newly available common shares in an equity financing to raise capital.

We note that presently (prior to the proposed stock split), the Company has over 30 million common shares which are authorized and unreserved without regard to the proposed reverse stock split and therefore, prospectively, even if the board of directors develops a plan to raise capital with an equity financing such transaction would almost certainly be available solely from the authorized shares that are available currently; without regard to or need for newly authorized and available shares due to effecting the proposed reverse stock split.

Accordingly, we have revised the Company’s disclosure to reflect the foregoing by deleting the phrase “or in connection with equity financing activities” from the last full sentence of the fifth paragraph on page 15 of the above referenced filing, which will be incorporated into the Company’s definitive proxy statement on Schedule 14A as directed by the Staff.

Further and in accordance with the Staff’s request, the Company hereby provides the following written statements and acknowledgements:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	The Staff comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (212) 514-8094 with any questions or comments. We thank you for your attention to this matter.

Sincerely,

/s/ David P. Luci

David P. Luci
President & Chief Business Officer

Cc:	Mr. Jeffrey Riedler, Assistant Director
John A. Jadhon, Esq. (Hiscock & Barclay)
Mr. Robert DeLuccia (MacroChem)